

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

February 13, 2009

Philip J. Myers
President
American Church Mortgage Company
10237 Yellow Circle Drive
Minnetonka, Minnesota 55343

> **Re: American Church Mortgage Company**
> **Amendment No. 1 to Registration Statement on**
> **Form S-11**
> **Filed January 27, 2009**
> **File No. 333-154831**

Dear Mr. Myers:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Use of Proceeds, page 18

1. We note your response to comment 14 in our letter dated January 12, 2009. Please include similar disclosure in your "Use of Proceeds" section.

Loan Loss Reserve Policy, page 30

2. We note on page F-22 that you disclosed the amount reserved as of September 30,
    2008. Please update this section with the September 30, 2008 information regarding
    your loan loss reserve policy and the amount reserved.

Real Estate Held for Sale/Description of Property Acquired through Foreclosure, page 47

3. We note your response to comment 25 in our letter dated January 12, 2009. Please
    also include a description of the general competitive conditions surrounding the
    potential sale of these properties.

Financial Statements and Notes

Year Ended December 31, 2007

Statements of Operations, page F-4

4. In your response to comment 37 in our letter dated January 12, 2009, we note you
    propose to classify interest expense incurred to make loans within operating income
    prospectively. Given this amount is material, please revise your filing accordingly to
    reclass the interest expense within operating income. Further, since you are a
    finance company tell us what consideration was given to including a presentation of
    net interest income / margin in your statement of operations.

Note 1 – Summary Of Significant Accounting Policies

Revenue Recognition, page F-10

5. We have read your response to comment 40 in our letter dated January 12, 2009. In
    future filings, please revise your presentation of unamortized loan origination fees to
    be in line with the guidance outlined in paragraph 21 of SFAS 91.

Period Ended September 30, 2008

Note 2 – Fair Value Measurement, pages F-23 – F-24

6. We have read your response to comment 42 in our letter dated January 12, 2009. In
    future filings, please revise your disclosures to clearly indicate when your valuation
    techniques utilize unobservable inputs. In addition, in line with paragraph 32 of
    SFAS 157, please disclose information that enables users of your financial
    statements to assess the unobservable inputs used to develop the fair value of your
    bond portfolio.

7. We have considered your response to comment 43 in our letter dated January 12, 2009. Please clarify how you considered the callability provision in your determination of the fair value of the bond portfolio. If the callability provision has already been factored into your fair value calculation and thus the determination of the unrealized gains on your bond portfolio, please tell us your basis in GAAP for further adjusting your unrealized gains for the callability provision. Lastly, if you believe the fair value recorded for these assets is not recoverable, explain how this was considered in your impairment analysis.

Note 3 – Mortgage Loans and Bond Portfolio, page 13

Outstanding Indebtedness

8. In our previous comment 44 in our letter dated January 12, 2009, we asked how you determined the reserve of $300,000 was adequate to cover your potential exposure. We note the sales price of the properties serving as collateral for the bonds, but we remain unclear how you used that information to determine the $300,000 reserve for your bonds. Please advise.

Part II – Information Not Required in Prospectus, page II-1

Index to Exhibits

Tax Opinion

9. We note your response to comment 35 of our letter dated January 12, 2009 and we reissue our prior comment. We note that the company intends to qualify as a REIT; thus, the tax consequences would be material to the transaction for which the registration statement is being filed and a tax opinion would be required. See Item 601(b)(8) of Regulation S-K. Please advise counsel that the tax opinion should specify the taxable year and opine on whether the company has been organized in conformity with the requirements for qualification and taxation as a REIT. The opinion should also opine on whether the proposed method of operation as described in the prospectus will continue to enable the company to meet the requirements for qualification and taxation as a REIT under the Code. Please revise the tax opinion or the federal tax consequences section of the prospectus accordingly. If the company chooses to include the opinion in the prospectus, please revise the prospectus to state specifically that the discussion in the tax consequences section is counsel's opinion.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at 202-551-3468 or the undersigned at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or Tom Kluck at 202-551-3233 with any other questions.

Sincerely,

Cicely Lamothe
Branch Chief

cc: Philip T. Colton, Esq. (*via facsimile*)
    Karen Bertulli, Esq. (*via facsimile*)